August 16, 2007
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Paul Fischer

Re:	Constant Contact, Inc. | Anticipated Price Range Registration Statement on Form S-1 (File No. 333-144381)
Dear Mr. Fischer:
     On behalf of Constant Contact, Inc. (the “Company”), I am writing to provide you information to assist the Staff of the Securities and Exchange Commission in its consideration of issues relating to stock-based compensation expenses disclosed in the above-referenced Registration Statement. At this time, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to a price range for the offering. Notwithstanding, in order to facilitate the Staff’s review of the Registration Statement, the Company supplementally and confidentially informs you that the Company currently estimates, based in part on input received from its underwriters, a price range of $16 to $18 per share for the offering, considering information currently available and current market conditions.
     Please direct your questions or comments regarding this letter or the Registration Statement to Steven R. Wasserman, Vice President and Chief Financial Officer of the Company, or the undersigned, at (781) 472-8100. Thank you for your assistance.

Sincerely,
/s/ Robert P. Nault
Robert P. Nault
Vice President and General Counsel

cc:	Mark G. Borden Philip P. Rossetti Wilmer Cutler Pickering Hale and Dorr LLP John R. Utzschneider Bingham McCutchen LLP